Filed pursuant to Rule 433

Registration Statement 333-196630

Final Term Sheet

June 10, 2014

$1,750,000,000

DaVita HealthCare Partners Inc.

5.125% Senior Notes due 2024

June 10, 2014

This final term sheet supplements, and should be read in conjunction with, DaVita HealthCare Partners Inc.’s preliminary prospectus supplement dated June 10, 2014 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated June 10, 2014 and the documents incorporated by reference therein. The information in this final term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	DaVita HealthCare Partners Inc. (the “Issuer”)

Title of Securities:	5.125% Senior Notes due 2024 (the “Notes”)

Aggregate Offering Size:	$1,750,000,000

Net Proceeds to Issuer before Expenses:	$1,728,125,000

Maturity Date:	July 15, 2024

Coupon:	5.125% per annum, accruing from June 13, 2014

Offering Price:	100.000%, plus accrued interest from June 13, 2014, if any

Interest Payment Dates:	January 15 and July 15

First Interest Payment Date:	January 15, 2015

Optional Redemption:

At any time prior to July 15, 2019, the Issuer may redeem the Notes at its option, in whole or from time to time in part, at a “make whole” redemption price, plus accrued and unpaid interest, if any, to the date of redemption, as set forth in the Preliminary Prospectus Supplement.

At any time on or after July 15, 2019, the Issuer may redeem the Notes at its option, in whole or from time to time in part, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on July 15 of the years set forth below:

Year	Price
2019	102.563%
2020	101.708%
2021	100.854%
2022 and thereafter	100.000%

Optional Redemption with Net Cash Proceeds of Equity Offerings:	At any time prior to July 15, 2017, the Issuer may redeem at its option, on one or more occasions, up to 35% of the original aggregate principal amount of the Notes (including the original aggregate principal amount of any Additional Notes) at 105.125%, plus accrued and unpaid interest, if any, to the redemption date; provided that at least 65% of the original aggregate principal amount of the Notes (including the original aggregate principal amount of any Additional Notes) remains outstanding after each such redemption.

Change of Control:	101%, plus accrued and unpaid interest, if any, to the Change of Control Payment Date

Joint Book-Running Managers:

Wells Fargo Securities, LLC

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Morgan Stanley & Co. LLC

SunTrust Robinson Humphrey, Inc.

Co-managers:	Credit Agricole Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.

CUSIP/ISIN Numbers:	CUSIP: 23918K AQ1 ISIN: US23918KAQ13

Trade Date:	June 10, 2014

Settlement Date:	June 13, 2014 (T+3)

Use of Proceeds:	We intend to use the net proceeds from this offering to repay, concurrently with the closing of this offering, a portion of our Term Loan B and Term Loan B-2 borrowings outstanding under our current senior secured credit facilities and to pay fees and expenses related to this offering. Pending application of the net proceeds from the offering of the notes for the purposes described above, we may temporarily invest the net proceeds in short-term investments.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request it by contacting (i) Wells Fargo Securities, LLC at (800) 326-5897 or cmclientsupport@wellsfargo.com, (ii) Barclays Capital Inc. at (888) 603-5847 or Barclaysprospectus@ broadridge.com, (iii) BofA Merrill Lynch at 222 Broadway, New York, NY 10038, Attention: Prospectus Department, or email dg.prospectus_requests@baml.com, (iv) Credit Suisse Securities (USA) LLC at (800) 221-1037 or Newyork.prospectus@credit-suisse.com, (v) Goldman, Sachs & Co. at (866) 471-2526 or prospectus-ny@ny.email.gs.com, (vi) J.P. Morgan Securities LLC at (800) 245-8812, (vii) Morgan Stanley & Co. LLC at (866) 718-1649 and (viii) SunTrust Robinson Humphrey, Inc. at (404) 926-5052.

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